[GIBSON, DUNN & CRUTCHER LLP LETTERHEAD]

VIA HAND DELIVERY AND EDGAR	November 16, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attention: Jeffrey Riedler

Re:
WH Holdings (Cayman Islands) Ltd.
Registration Statement on S-1 filed October 1, 2004
File No. 333-119485

Dear Mr. Riedler:

On behalf of WH Holdings (Cayman Islands) Ltd., a Cayman Islands exempted limited liability company (the "Company"), we transmit herewith Amendment No. 3 to the Company's Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission on October 1, 2004 (the "Registration Statement"). By this letter, on behalf of the Company, we supplement our November 9, 2004 response to the comments of the staff of the Securities and Exchange Commission (the "Staff") in its letter dated November 3, 2004 (the "Comment Letter"), relating to the Company's Registration Statement. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff's comments presented in bold italicized text. We also are forwarding, via courier, a copy of this letter and three (3) courtesy copies of Amendment No. 3 to the Registration Statement as filed on November 15, 2004 in paper format marked to show changes from Amendment No. 2 to the Registration Statement. Amendment No. 3 to the Registration Statement updates disclosure related to recent changes to the structure of the proposed transaction including, a reduction in the size of the proposed offering, the sale of shares by selling shareholders and the decision to effectuate a 1 for 2 reverse share split prior to consummation of the offering, as well as the inclusion of updated pro forma financial information. In addition, Amendment No. 3 to the Registration Statement includes the amending legend permitted by Section 8(a) of the Securities Act of 1933, as amended, which was inadvertently omitted from Amendment No. 2 to the Registration Statement, and updates and supplements other disclosures.

        For your convenience, we have supplemented our responses in our letter dated November 9, 2004 to the following comments from the Comment Letter in connection with the additional and/or revised disclosure provided in Amendment No. 3 to the Registration Statement.

Comments Applicable to the Entire Prospectus

1.
Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.

  We note that because Amendment No. 3 to the Registration Statement contains pricing-related information, the Staff may have additional comments.

2.
Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

  In response to the Staff's comment, we note that the price range we have included in Amendment No. 3 to the Registration Statement is bona fide and within the parameters set forth by the Staff in the Comment Letter.

"Our substantial amount of consolidated debt. .." page 16

39.
Please revise to address your debt load after giving effect to this offering and the restructuring. Provide your total debt, shareholders' equity and debt service payments post-offering.

        In response to the Staff's comment, we have revised the disclosure on page 17 of the prospectus to address the Company's debt load after giving effect to this offering, as currently contemplated, and the restructuring.

Principal Shareholders, page 103

92.
In subsequent amendments, when the number of shares to be sold in the offering is known, please disclose the percentage of common shares that will be beneficially owned by the public following consummation of the offering.

  We note the Staff's comment and, in response, we have disclosed the percentage of common shares that will be beneficially owned by the public following the consummation of the offering.

Consolidated Financial Statements, pages F-4 and F-5

102.
Since the $200 million special dividend will be paid out of the proceeds of the offering, you should present on the face of the statements of income for 2003 and the six months ended June 30, 2004 only pro forma per share data giving effect to the number of shares whose proceeds would be necessary to pay the dividend in addition to historical earnings per share.

  We note the Staff's comment, and in addition to the disclosure included in Amendment No. 2 to the Registration Statement, we have revised such disclosure to account for a reduction of the dividend.

        Please contact me at (310) 551-8800 or Jonathan K. Layne at (310) 552-8641 with any questions regarding the foregoing responses.

Very truly yours,
/s/ MICHAEL B. MAYES
Michael B. Mayes
cc:
Brett R. Chapman, Esq., WH Holdings (Cayman Islands) Ltd.
Richard Goudis, WH Holdings (Cayman Islands) Ltd.
Jonathan K. Layne, Esq., Gibson, Dunn & Crutcher LLP